UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2008

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Ronit Dulberg —————————————— Ronit Dulberg, Chief Financial Officer

Dated: August 12, 2008

Camtek Ltd. P.O.Box 544, Ramat Gabriel Industrial Park Migdal Ha'Emek 23150, ISRAEL Tel: +972 (4) 604-8100 Fax: +972 (4) 644-0623 E-Mail: Info@camtek.co.il Web site: http://www.camtek.co.il

CAMTEK LTD. ANNOUNCES RESULTS FOR Q2 2008

Revenues of $22.7 million; 48% growth over last year

MIGDAL HAEMEK, Israel - August 12, 2008 - Camtek Ltd. (NASDAQ: CAMT, TASE: CAMT), today announced its results for the second quarter ended June 30, 2008.

Revenues for the second quarter of 2008 were $22.7 million, 48% above $15.3 million in the second quarter of 2007, and up 7% sequentially from $21.3 million reported in the first quarter of 2008. Gross profit margin for the second quarter of 2008 was 38.9%, compared to 40.8% for the second quarter of 2007, and 44.5% for the first quarter of 2008.

The Company reported a second quarter net loss of $0.5 million, or $0.016 per share, compared to a net loss of $3.5 million, or $0.115 per share, in the second quarter of last year, and a net income of $0.5 million, or $0.016 per diluted share, in the first quarter of 2008.

Rafi Amit, Camtek’s CEO, commented, “Our sales to the semiconductor manufacturing and packaging industries grew 27% over the previous quarter, while our revenues from the PCB market declined moderately. This is a considerable achievement given the background of on-going weakness in the capital equipment industry and the global economic uncertainty. We can attribute the growth in sales of semiconductor inspection products to the enhanced competitiveness of our new Falcon models, as well as to an apparent need for additional inspection for existing production lines to support increased volume of technologically-advanced products.”

Mr. Amit added, “As pleased as we are with our top line, our gross margin and bottom line were impacted by a number of factors beyond our control. These included increasing freight and raw material costs and the further weakening of the US dollar against the Israeli shekel. We are implementing tighter control over our expenses, while continuing our investment in research and development, and decided to raise our selling prices by 5% on average. We do not expect this raise to have a significant impact on the market demand for our products”, added Mr. Amit

Mr. Amit concluded, “Based on the concerns of a global economic slowdown and their potential effects on our industry, we opt to take a conservative approach and estimate revenues in the third quarter of 2008 between 18 and 20 million dollars.”

Camtek also announced that Ms. Mira Rosenzsweig will join Camtek’s management in September 2008. She will replace Ms. Ronit Dulberg as the company CFO after a transition period. Mr. Amit commented, “I would like to thank Ronit for her significant contribution over the past years, and to welcome Mira on board.”

Camtek will hold a conference call today, Tuesday August 12, 2008 at 9:00 EDT. Rafi Amit, CEO, and Ronit Dulberg, CFO, will host the call and will be available to answer questions.

To participate, please call one of the following telephone numbers at least 10 minutes before the start of the call.

US:	1 888 935 4577	at 9:00 a.m. Eastern Time
Israel:	1 809 246 002	at 4:00 p.m. Israel Time
International (US):	+1 718 354 1389

For those unable to participate, the teleconference will be available for replay on Camtek’s website www.camtek.co.il beginning 24 hours after the call.

ABOUT CAMTEK LTD.

With headquarters in Migdal Ha’Emek Israel, Camtek Ltd., designs, develops, manufactures, and markets automatic optical inspection systems and related products. Camtek’s automatic inspection systems are used to enhance both production processes and yield for manufacturers in the printed circuit board industry, the high density interconnect substrate industry and the semiconductor manufacturing and packaging industry. This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

CONTACT INFORMATION

CAMTEK:	IR INTERNATIONAL
Ronit Dulberg, CFO	Ehud Helft / Kenny Green
Tel: +972-4-604-8308	GK Investor Relations
Fax: +972-4-604 8300	Tel: (US) 1 646 201 9246
ronitd@camtek.co.il	info@gkir.com

Camtek Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	June	December
	2008	2007
	U.S. Dollars

ASSETS
CURRENT ASSETS
Cash and cash equivalents	20,670	18,601
Marketable securities	-	1,395
Accounts receivable, net	28,272	23,500
Inventories	33,431	34,243
Due from affiliates	363	251
Other current assets	2,562	2,616
Deferred tax	124	124

Total current assets	85,422	80,730

Fixed assets, net	14,840	15,325

Marketable securities	500	1,075
Deferred tax	612	612
Other assets	1,218	723

	2,330	2,410

Total assets	102,592	98,465

LIABILITIES
CURRENT LIABILITIES
Convertible loan	1,667	1,667
Accounts payable - trade	10,379	7,960
Due to affiliates	557	866
Other current liabilities	13,309	11,465

Total current liabilities	25,912	21,958
Convertible loan	3,333	3,333
Liability for employee severance benefits	308	268

Total liabilities	29,553	25,559

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares, issued 31,149,934 in 2008 and 31,145,334 in 2007, outstanding
30,138,315 in 2008 and 30,133,715 in 2007.	132	132
Additional paid-in capital	60,016	59,878
Accumulated other comprehensive loss
Unrealized loss on marketable securities	-	-
Retained earnings	13,884	13,889

	74,032	73,899
Treasury stock, at cost (1,011,619 shares in 2008 and 2007)	(993)	(993)

Total shareholders' equity	73,039	72,906

Total liabilities and shareholders' equity	102,592	98,465

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Six Months ended June 30,		Three Months ended June 30,		Year ended December 31,
	2008	2007	2008	2007	2007
			U.S. dollars		U.S. dollars

Revenues	43,945	29,776	22,653	15,307	70,969
Cost of revenues	25,649	17,523	13,834	9,061	41,940

Gross profit	18,296	12,253	8,819	6,246	29,029

Research and development costs	6,340	6,795	3,345	3,047	12,111
Selling, general and administrative
expenses	12,329	13,000	5,961	6,356	24,119

	18,669	19,795	9,306	9,403	36,230

Operating loss	(373)	(7,542)	(487)	(3,157)	(7,201)

Financial income (expenses), net	522	(179)	56	(312)	(128)

Income (loss) before income
taxes	149	(7,721)	(431)	(3,469)	(7,329)

Income tax	(154)	(84)	(67)	(18)	(362)

Net loss	(5)	(7,805)	(498)	(3,487)	(7,691)

Net loss per ordinary share:

Basic	-	(0.26)	(0.02)	(0.11)	(0.25)

Diluted	-	(0.26)	(0.02)	(0.11)	(0.25)

Weighted average number of
ordinary shares outstanding:

Basic	30,249	30,230	30,250	30,232	30,145

Diluted	30,249	30,230	30,250	30,232	30,145